BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution no. 80/2022 informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Potengi Holdings S.A. (“Potengi”).
Relationship with the Company	BRF holds a minority shareholding of Potengi’s share capital, with the remaining portion of the capital being held by AES Brasil Energia S.A. (“AES Brasil”). Potengi is an affiliate of BRF.
Date of the Transaction	January 19th, 2024.

Object, Main Terms and Conditions	BRF’s Board of Directors approved that the Company provide a guarantee (“Guarantee”), up to 24% of the issued amount, alongside of AES Brasil, which shall guarantee the remainder of the issue, with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its 1st (first) issue of 300,000 (three hundred thousand) simple debentures, not convertible into shares, in a single series, with a maturity period of 18 (eighteen) years from the date of issue and nominal unit value of R$ 1.000,00 (one thousand reais), which will be subject to public distribution intended exclusively for professional investors, in accordance with CVM Resolution No. 160/2022, under the firm placement guarantee regime for the total value of the issue (“Debentures”).
Reasons why the Company’s management deems the operation to be equitable	The Company’s management considers that granting the Guarantee is equitable and in the interest of BRF, since (i) the granting of the Guarantee by BRF and AES Brasil constitutes one of the conditions for the placement of the Debentures; (ii) the guarantee provided by BRF is restricted to the percentage approved by the Company’s Board of Directors, and AES Brasil will also provide a guarantee for the remainder of the issue; and (iii) the terms and conditions of the guarantee provided by BRF will be exactly the same as those applicable to the guarantee provided by AES Brasil, and there is no joint liability between BRF and AES Brasil.
Eventual involvement of the counterparty, its partners, or administrators in the Company’s decision process regarding the Operation or in the negotiation of the Operation as representatives of the Company, describing these involvements	There was no participation by Potengi, it’s administrators and/or AES Brasil in the decision-making by BRF regarding the grating of the Guarantee, and such individuals also did not take part in the transaction as representatives of BRF.

São Paulo, January 23, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer